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STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

July 12, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund Trust (the “Fund”)

(File No. 2-89729; 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class IS shares of the Mid Cap Growth Portfolio (the “Portfolio”), filed with the Commission on May 14, 2013.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 112 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 12, 2013.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.         Please note that the following comments apply to each section of the Registration Statement, as applicable, and that changes, if any, should be made accordingly.

Response 2.          We note that the comments to the Registration Statement apply to each section, as applicable, and the changes, if any, will be made accordingly.

Comment 3.         Please supplementally confirm that the Fund has considered whether each Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 3.          We confirm that the Fund has considered and determined that the Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 4.         Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.          The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROSPECTUS

Comment 5.         Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolio invests.

Response 5.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolio—Risks” and “Additional Information About the Portfolio’s Investment Strategies and Related Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolio invests.

Comment 6.         Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses tables, if appropriate.

Response 6.          This line item is not applicable to the Portfolio at this time.

Comment 7.         Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 7.          There is currently no provision for the recoupment or recapture of waived fees.

Comment 8.         The disclosure in the second paragraph of the section of the Prospectus entitled “Portfolio Summary—Mid Cap Growth Portfolio—Principal Investment Strategies” states that the [a]dviser “…seeks to invest in high quality companies...” (Emphasis added).  Please confirm whether this refers to companies that carry a rating in the top two ratings categories by Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or by Moody’s Investors Service, Inc. (“Moody’s”).

Response 8.          The quality of a company in which the Portfolio invests is determined by the adviser’s investment process and by proprietary criteria of the adviser, and is not determined by the ratings of S&P and Moody’s.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 9.         Please include disclosure under the section of the Statement of Additional Information entitled “The Portfolio’s Investments and Strategies—Agencies” to the effect that Fannie Mae and Freddie Mac continue to operate while in conservatorship.

Response 9.          The disclosure has been included as requested.

Comment 10.       In the description of the Investment Company Securities in which the Portfolio may invest, the disclosure indicates that these may include securities of unregistered investment companies. If these include hedge foreign investment funds and/or hedge funds, please add this to the disclosure.

Response 10.        The disclosure has been revised accordingly.

Comment 11.       The Fund discloses that certain Portfolios may engage in transactions involving various types of swaps.  To the extent a Portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).

Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which a Portfolio operates.

Response 11.        We are aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which a Portfolio operates.

Comment 12.       Fundamental Investment Restriction #7 states the Portfolio’s policy regarding concentration as investment of more than 25% in a given industry.  Please explain in the narrative disclosure that concentration results from investment of 25% or more in a given industry.

Response 12.        We respectfully acknowledge the Staff’s comment; however, the Commission has stated generally that a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its net assets in a particular industry or group of industries.    See, e.g., Instruction 4 under Item 9(b) (1) of Form N-1A applicable to open-end funds which defines “concentration” to mean “investing more than 25% of a fund’s net assets in a particular industry or group of industries” (emphasis added).  See also, e.g., Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23064 (Mar. 13, 1998) (Mar. 23, 1998) (“The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry.”)  See also Statement of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975) and The First Australia Fund, Inc., No-Action Letter (July 29, 1999).

Comment 13.       Non-Fundamental Investment Restriction #4 excepts from the Portfolio’s limitation on investments in illiquid securities investments in securities that can be sold to qualified institutional investors in accordance with Rule 144A under the Securities Act of 1933, as amended. Where appropriate, please include a statement that Rule 144A securities may become illiquid if qualified institutional buyers are not interested in acquiring such securities.

Response 13.        We note that the requested statement appears in the last paragraph under the section of the Statement of Additional Information entitled “The Portfolio’s Investments and Strategies—Private Investments in Public Equity.”

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Tara A. Farrelly of Morgan Stanley at (212) 296-6983 (tel) or (646) 452-4799 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Tara A. Farrelly